UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934



                   STRATEGIC DIAGNOSTICS INC.
_________________________________________________________________
                        (Name of Issuer)


             Common Stock, Par Value $.01 per share
_________________________________________________________________
                  (Title of Class of Securities


                            862700101
                  ____________________________
                         (CUSIP Number)


                       Stephen A. Springer
                    345 E. 57th St., Suite 8A
                    New York, New York  10022
                     (Phone: (212) 486-9734)
_________________________________________________________________
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)


                        FEBRUARY 10, 2004
                     _______________________
              (Date of Event which Requires Filing
                       of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(e), 13d-1(f) or 13d-1(g), check the following box __.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D

CUSIP NO. 862700101

1.     Name of Reporting Person
       SS or IRS Identification No. of above person (optional)

       Stephen A. Springer

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)___
                                                           (b)_X_

3.     SEC USE ONLY

4.     SOURCE OF FUNDS*

       PF

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                        ____

6.     CITIZENSHIP OR PLACE OF ORGANIZATION

       United States

NUMBER OF SHARES     7.     SOLE VOTING POWER
BENEFICIALLY OWNED          754,225
BY EACH REPORTING
PERSON WITH          8.     SHARED VOTING POWER
                            33,400

                     9.     SOLE DISPOSITIVE POWER
                            754,225

                    10.     SHARED DISPOSITIVE POWER
                            33,400

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     787,625

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                   ____

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.130%

14.  TYPE OF REPORTING PERSON*

     IN
              *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 862700101

1.   Name of Reporting Person
     SS or IRS Identification No. of above person (optional)

     Melanie A. Cissone

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)___
                                                         (b)_X_

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                        ____

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF SHARES     7.     SOLE VOTING POWER
BENEFICIALLY OWNED          7,400
BY EACH REPORTING
PERSON WITH          8.     SHARED VOTING POWER
                              -0-

                     9.     SOLE DISPOSITIVE POWER
                            7,400

                    10.     SHARED DISPOSITIVE POWER
                             -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,400

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                              ____

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.039%

14.  TYPE OF REPORTING PERSON*

     IN
              *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 862700101

1.  Name of Reporting Person
    SS or IRS Identification No. of above person (optional)

    Ralph J. Cissone

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)___
                                                        (b)_X_

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*

    PF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                        ____

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States

NUMBER OF SHARES     7.     SOLE VOTING POWER
BENEFICIALLY OWNED          2,500
BY EACH REPORTING
PERSON WITH          8.     SHARED VOTING POWER
                            5,000

                     9.     SOLE DISPOSITIVE POWER
                            2,500

                    10.     SHARED DISPOSITIVE POWER
                            5,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,500

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                              ____

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.039%

14.  TYPE OF REPORTING PERSON*

     IN
              *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 862700101

1.  Name of Reporting Person
    SS or Identification No. of above person (optional)

    Ashley A. Springer

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)___
                                                       (b)_X_

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*

    PF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                        ____

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States

NUMBER OF SHARES     7.     SOLE VOTING POWER
BENEFICIALLY OWNED          3,975
BY EACH REPORTING
PERSON WITH          8.     SHARED VOTING POWER
                            -0-

                    9.      SOLE DISPOSITIVE POWER
                            3,975

                    10.     SHARED DISPOSITIVE POWER
                            -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,975

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                   ____

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.021%

14.  TYPE OF REPORTING PERSON*

     IN
              *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 862700101

1.   Name of Reporting Person
     SS or IRS Identification No. of above person (optional)

     Target Capital Management

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)___
                                                         (b)_X_

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                        ____

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

NUMBER OF SHARES     7.     SOLE VOTING POWER
BENEFICIALLY OWNED          -0-
BY EACH REPORTING
PERSON WITH          8.     SHARED VOTING POWER
                            193,500

                     9.     SOLE DISPOSITIVE POWER
                            -0-

                    10.     SHARED DISPOSITIVE POWER
                            193,500

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     193,500

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                   ____

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.015%

14.  TYPE OF REPORTING PERSON*

     IA
              *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.   SECURITY AND ISSUER.

     (a)  Title and Class of Security:

          Strategic Diagnostics Inc. (the "Issuer")
          Common Stock, Par Value $.01 per
          share ("the Shares")

     (b)  Name of Issuer and Address of Issuer's Principal
          Executive Offices:

          Strategic Diagnostics Inc.
          111 Pencader Drive
          Newark, DE  19702

ITEM 2.   IDENTITY AND BACKGROUND.

   NOTE: THE EXECUTION AND SUBMISSION OF THIS STATEMENT BY THE PERSONS LISTED BELOW (THE "REPORTING PERSONS") SHALL NOT BE CONSTRUED AS A STATEMENT OR ADMISSION THAT THE REPORTING PERSONS (I) ARE ACTING AS A GROUP IN THE ACQUISITION OF THE SHARES, (II) COLLECTIVELY CONSTITUTE A "PERSON" WITHIN THE MEANING OF SECTION 13(D)(3) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "ACT"), OR (III) FOR THE PURPOSES OF SECTION 13(D) OF THE ACT, ARE THE BENEFICIAL OWNERS OF ANY SHARES OTHER THAN THE SHARES IN WHICH EACH PERSON IS SPECIFICALLY IDENTIFIED IN THIS STATEMENT TO HAVE A BENEFICIAL INTEREST.

(1)   (a) Stephen A. Springer
      (b) 345 E. 57th St., New York, NY  10022
      (c) Owner, Target Capital Management,
          345 E. 57th St., Suite 8A, New York, NY 10022
      (d) No
      (e) No
      (f) U.S.A.


(2)   (a) Melanie A. Cissone
      (b) 345 E. 57th St., New York, NY  10022
      (c) homemaker
      (d) No
      (e) No
      (f) U.S.A.

(3)   (a) Ralph J. Cissone
      (b) 860 4th St., Ocean City, NJ  08226
      (c) Retired
      (d) No
      (e) No
      (f) U.S.A.

(4)   (a) Ashley A. Springer
      (b) 116 Java St., Apt. 2, Brooklyn, NY  11222
      (c) Student
      (d) No
      (e) No
      (f) U.S.A.

(5) Target Capital Management is a sole proprietorship, formed by Stephen A. Springer, which provides investment advice. The address of Target Capital Management is 345
         E. 57th St., Suite 8A, New York, NY 10022.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS.

The source of funds used by the Reporting Persons are personal funds of each such person with respect to the purchases of such person, except the source of funds used for the purchases by Target Capital Management were personal funds of its clients. The Reporting Persons did not borrow any funds to acquire their respective shares. The following table shows the APPROXIMATE amounts of funds paid for the Shares by the Reporting Persons.

       Stephen A. Springer        $   3,700,000


       Melanie A. Cissone                35,000

       Ralph J. Cissone                  30,000

       Ashley A. Springer                20,000

       Target Capital
       Management                       900,000


ITEM 4.     PURPOSE OF TRANSACTION.

The Shares have been acquired by the Reporting Persons for investment purposes. The Reporting Persons intend to continue to evaluate their respective investments in the Shares. Each of the Reporting Persons may make additional purchases or may sell the Shares in open market or in private negotiated transactions. Any such purchase or sale will depend upon their evaluation of their respective investments, upon the amounts and prices of available Shares, and upon other relevant circumstances.

The Reporting Persons do not have any present plans or proposals which relate to or would result in:

(a) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(b) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(c) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(d) Any material change in the present capitalization or dividend policy of the Issuer;

(e) Any other material change in the Issuer's business or corporate structure;

(f) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(g) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(h) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section
12(g)(4) of the Act; or

(i)     Any action similar to any of those enumerated above.



ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) The Reporting Persons hereby report beneficial ownership, in the manner hereinafter described, of 1,000,000 shares of the Issuer:

                                                Percentage of
                                   Number Of      Outstanding
Shares Held in the Name of            Shares     Security (1)

Stephen A. Springer               787,625(2)           4.130%


Melanie A. Cissone                  7,400(3)           0.039%

Ralph J. Cissone                    7,500(4)           0.039%

Ashley A. Springer                  3,975(5)           0.021%


Target Capital Management         193,500(6)           1.015%
                                  ----------          -------

                      TOTAL        1,000,000           5.244%


  (1) The foregoing percentages assume that the number of Shares of the Issuer outstanding is 19,069,344 Shares (as reported in the Issuer's Form 10-Q as of September 30,
       2003).

  (2) 753,525 of such shares are held individually by Stephen A. Springer or in individual retirement accounts for Stephen
       A. Springer. 11,000 of such shares are held as co-trustee with A.K. Springer for Ashley A. Springer.
       10,000 of such shares are held as co-trustee with A.K. Springer for Dillon K. Springer. 10,000 of such shares are held as co-trustee with A.K. Springer for Helena H. Springer. 400 of such shares are held as custodian for Dillon K. Springer. 300 of such shares are held as custodian for Helena H. Springer. 2,400 of such shares are held jointly with Melanie A. Cissone.

        Note:  Ashley A. Springer, Dillon K. Springer, and Helena
       H. Springer are children of Stephen A. Springer and A.K.
       Springer.  Melanie A. Cissone is the spouse of Stephen A.
       Springer.

  (3) 6,300 of such shares are held individually by Melanie A. Cissone. 550 of such shares are held as custodian for Corey Needham. 550 of such shares are held as custodian for Alex Needham. Does not include 2,400 shares held jointly with Stephen A. Springer.

        Note:  Corey Needham and Alex Needham are children of
       Melanie A. Cissone.

  (4)  1,900 of such shares are held individually by Ralph J.
       Cissone. 5,000 of such shares are held jointly with Barbara Cissone. 300 of such shares are held as custodian for Cole Kazickas. 300 of such shares are held as custodian for Gage Kazickas.

        Note:  Melanie A. Cissone is the daughter of Ralph J.
       Cissone.  Barbara Cissone is the spouse of Ralph J.
       Cissone. Cole Kazickas and Gage Kazickas are grandchildren of Ralph J. Cissone.

  (5)  3,500 of such shares are held individually by Ashley A.
       Springer and 475 of such shares are held in an IRA for Ashley A. Springer.

  (6) Shares are held by Target Capital Management for various clients of Target Capital Management. With respect to these shares, none of such clients are related to members of the Springer or Cissone families. Such shares are included in this Schedule D since Target Capital Management shares voting and investment power (as defined in Rule 13d-3) with respect to such shares.

(b)     Stephen A. Springer has sole voting and dispositive power
with respect to 754,225 shares, determined as follows:  753,525 shares individually or in IRA accounts; 400 shares held as custodian for Dillon K. Springer; and 300 shares held as custodian for Helena H. Springer.

        Stephen A. Springer has shared voting and dispositive power with respect to 33,400 shares, determined as follows:
11,000 shares held as co-trustee with A.K. Springer for Ashley A. Springer; 10,000 shares held as co-trustee with A.K. Springer for Dillon K. Springer; 10,000 shares held as co-trustee with A.K. Springer for Helena H. Springer; and 2,400 shares held jointly with Melanie A. Cissone.

        Melanie A. Cissone has sole voting and dispositive power over her shares enumerated in paragraph (a).

        Ralph J. Cissone has sole voting and dispositive power with respect to 2,500 shares, determined as follows: 1,900 shares owned individually; 300 shares as custodian for Cole Kazickas; and 300 shares as custodian for Gage Kazickas. Ralph
J. Cissone has shared voting and dispositive power over 5,000 shares held jointly with Barbara Cissone.

        Ashley A. Springer has sole voting and dispositive power over his shares enumerated in paragraph (a).

        Target Capital Management has shared voting and dispositive power over its shares enumerated in paragraph (a).

(c) The following purchases/sales of the Shares were effected during the past sixty days:

                                             Price/Share (in
                                             Dollars
                                             Commissions not
Purchase/Sale In             Number of       included)
  The Name Of       Date     Shares

Stephen A.
Springer (IRA
account
purchase)         2/10/04    78,500          4.73


Target Capital
Management
(purchase)        2/10/04    10,000          4.67

Stephen A.
Springer/A.K.
Springer Trust
for Ashley A.
Springer (sale)   1/14/04     1,000          5.01


All transactions were effectuated through open-market purchases or sales.

(d) Not applicable

(e) Not applicable

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          not applicable

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          not applicable

                           SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


DATED this 18th day of February, 2004.


S/Stephen A. Springer
Stephen A. Springer


S/Melanie A. Cissone
Melanie A. Cissone


S/Ralph J. Cissone
Ralph J. Cissone


S/Ashley A. Springer
Ashley A. Springer


TARGET CAPITAL MANAGEMENT

By:  s/Stephen A. Springer
       Stephen A. Springer